Exhibit (a)(25)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN SOUTH AFRICA

SECURITIES LAW COMPLIANCE

Any New Option Grants you may receive will be subject to compliance with applicable securities laws and the New Option Grants may be made conditional on any necessary filings or approvals. Alternatively, any New Option Grants to be made to you may be delayed until such time as the applicable documentation is filed with and accepted by the regulatory authorities, which could affect the exercise piece of those options.

FOREIGN EXCHANGE RESTRICTIONS

        You will not be permitted to exercise your New Option Grant unless such exercise complies with all local foreign exchange control restrictions. You may be required to exercise your options using only the cashless exercise method.

MATERIAL TAX CONSEQUENCES

        The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of South Africa. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange.  We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option Grant.

New Option Grant.  You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option Grant.  You will recognize taxable income upon the exercise of the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise and the price paid for the shares. This income will be treated as compensation income. You must pay all required taxes on this amount at your marginal tax rates. The Corporation will withhold all applicable income and social taxes with respect to that income.

Sale of Shares.  When you subsequently sell the shares, you will recognize capital gain in an amount equal to the difference between the sale price and the fair market value of the shares on the date of exercise. Twenty-five percent (25%) of the capital gain will be taxed at your marginal tax rates. The first ZAR 10,000 of such gain will, however, be excluded.